EXHIBIT 5.2

111 Sutter Street
22nd Floor
San Francisco, CA 94109
PH: 1-866-615-6319
FAX: 415-869-2877

January 21, 2011

Re:	Prosper Marketplace, Inc. Rescission Offer — Registration of $131,221 Borrower Payment Dependent Notes

Ladies and Gentlemen:

As General Counsel of Prosper Marketplace, Inc. (the “Corporation”), I am rendering this opinion in connection with the Corporation’s offer to rescind (the “Rescission Offer”) purchases of an aggregate principal amount of up to $131,221 of Borrower Payment Dependent Notes (the “Notes”) that were offered and sold to Florida residents during the period beginning July 10, 2010 and ending August 5, 2010.  The Notes were offered and sold under the Corporation’s Registration Statement on Form S-1, File No. 333-147019, which was declared effective by the Commission on July 10, 2009 and subsequently amended by Post-Effective Amendment No. 1, dated October 9, 2009, Post-Effective Amendment No. 2, dated April 15, 2010, Post-Effective Amendment No. 3, dated December 17, 2010, and Post-Effective Amendment No. 4, dated January 11, 2011 (as amended, the “Registration Statement).  The Notes were offered and sold in accordance with the terms of a Lender Member Registration Agreement (the “Lender Member Registration Agreement”) between the Corporation and a purchaser of the Notes.  The form of the Lender Member Registration Agreement was attached as Exhibit 10.2 to the Registration Statement.  The Notes were issued under an Indenture, dated June 15, 2009, between the Corporation and Wells Fargo Bank, National Association, as trustee.   In connection with the Rescission Offer, the Corporation has filed a Registration Statement on Form S-1 with the Commission under the Securities Act of 1933 (the “Rescission Offer Registration Statement”).

In rendering this opinion, I have examined the Registration Statement, the Rescission Offer Registration Statement, and such corporate records, documents and matters of law as I have deemed necessary or appropriate to enable me to render the opinion expressed below.

Based upon and subject to the foregoing and subject to the qualifications set forth below, I am of the opinion that the Notes constitute the valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

I express no opinion as to any: (i) waivers of defenses, subrogation and related rights, rights to trial by jury, rights to object to venue, or other rights or benefits bestowed by operation of law or (ii) indemnification, contribution, exculpation, or arbitration provisions, or provisions for the non-survival of representations, to the extent they purport to indemnify any party against, or release or limit any party’s liability for, its own breach or failure to comply with statutory obligations, or to the extent such provisions are contrary to public policy.

I express no opinion as to matters governed by laws of any jurisdiction other than the laws of the State of New York, the Delaware General Corporation Law and applicable federal laws of the Untied States of America, as in effect on the date hereof.  I undertake no obligation to update this opinion, or to ascertain after the date hereof whether circumstances occurring after such date may affect the conclusions set forth herein.

I hereby consent to the filing of this opinion with the Commission as an exhibit to the Rescission Offer Registration Statement and the reference to me under the caption “Legal Matters” in the Rescission Offer Registration Statement. In giving such consent, I do not admit that I am within the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations promulgated thereunder by the Commission.

Very truly yours,
/s/ Sachin Adarkar
Sachin Adarkar General Counsel